SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

Goddard Industries, Inc.
Salvatore J. Vinciguerra
Saul I. Reck
Jacky Knopp, Jr.
Lyle Wimmergren
Robert Humphreys
Kenneth E. Heyman
Goddard Industries, Inc.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

3802 62105
(CUSIP Number of Class of Securities)

Salvatore J. Vinciguerra President and Chief Executive Officer Goddard Industries, Inc. 705 Plantation Street Worcester, MA 01605 (508) 852-2436	David H. Murphree, Esq. Brown Rudnick Berlack Israels LLP One Financial Center Boston, MA 02111 (617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

        This statement is filed in connection with (check appropriate box)

a.	|X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	|_| The filing of a registration statement under the Securities Act of 1933.

c.	|_| A tender offer.

d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

        Check the following box if the filing is a final amendment reporting the results of the transaction. |X|

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$1,456,303	$291.28

        *Previously paid.

        |_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$___________ ____________ ____________ ____________

        This Amendment No. 3 to the Schedule 13E-3 Transaction Statement (“Schedule 13E-3”) is filed by Goddard Industries, Inc. (the “Company”), Salvatore J. Vinciguerra, Saul I. Reck, Jacky Knopp, Jr., Lyle Wimmergren, Robert Humphreys, and Kenneth E. Heyman, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. The purpose of this Amendment No. 3 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

        On September 12, 2003, the Company filed with the SEC a definitive proxy statement under Regulation 14A of the Exchange Act relating to the Special Meeting in Lieu of Annual Meeting of Stockholders (the “Special Meeting”) to be held on October 27, 2003 to, among other things, consider and act upon a proposal to amend the Company’s Restated Articles of Organization, as amended, to provide for a reverse stock split of the Company’s common stock that would result in (i) stockholders receiving one share of new common stock for every 500 shares of our existing common stock that they own, and (b) stockholders receiving cash in lieu of any fractional share they would otherwise be entitled to receive as a result of the reverse stock split at a rate of $0.80 per share on a pre-split basis (the “Reverse Stock Split”). At the Special Meeting, the stockholders approved the proposed amendment to the Restated Articles of Organization to effect the Reverse Stock Split. The Company filed the amendment to the Restated Articles of Organization with the Secretary of State of the Commonwealth of Massachusetts effective as of October 28, 2003. On the date hereof, the Company is also filing a Form 15 with the SEC to cease reporting as a public company.

SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2003

GODDARD INDUSTRIES, INC.

By:	/s/ Salvatore J. Vinciguerra
——————————————————
Salvatore J. Vinciguerra
President and Chief Executive Officer

        /s/ Salvatore J. Vinciguerra
——————————————————
Salvatore J. Vinciguerra

        /s/ Saul I. Reck
——————————————————
Saul I. Reck

        /s/ Jacky Knopp, Jr.
——————————————————
Dr. Jacky Knopp, Jr.

        /s/ Lyle Wimmergren
——————————————————
Lyle Wimmergren

        /s/ Robert Humphreys
——————————————————
Dr. Robert Humphreys

        /s/ Kenneth E. Heyman
——————————————————
Kenneth E. Heyman